UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2002

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


               For the transition period from ________ to _______


Commission     Name of Registrants, State of Incorporation,    I.R.S. Employer
File Number    Address and Telephone Number                   Identification No.
-----------    --------------------------------------------   ------------------
333-32170      PNM Resources, Inc.                                85-0468296
               (A New Mexico Corporation)
               Alvarado Square
               Albuquerque, New Mexico  87158
               (505) 241-2700


                               PNM RESOURCES, INC.
                     MASTER EMPLOYEE SAVINGS PLAN AND TRUST
                            (Full title of the plan)

                               PNM Resources, Inc.
                                (Name of issuer)

                                 Alvarado Square
                          Albuquerque, New Mexico 87158
                (Address of issuer's principal executive office)

                                    CONTENTS


                                                                           Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS........................   3

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits
          as of December 31, 2002 and 2001................................   5

     Statement of Changes in Net Assets Available for Benefits
          for the Year Ended December 31, 2002............................   6

     Notes to Financial Statements........................................   7

Supplemental Schedule:

     Schedule I:  Line 4(i) - Schedule of Assets
          (Held at End of Year) - December 31, 2002.......................  12

     Signature............................................................  14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
PNM Resources, Inc.
Master Employee Savings Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the PNM Resources, Inc. Master Employee Savings Plan and Trust (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of the PNM Resources, Inc. Master Employee Savings Plan and Trust as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.


/s/GRANT THORNTON LLP


Albuquerque, New Mexico
May 30, 2003

This is a copy of a report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent letter for the inclusion of its report in this Annual
Report on Form 11-K.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Public Service Company of New Mexico
Master Employee Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the PUBLIC SERVICE COMPANY OF NEW MEXICO MASTER EMPLOYEE SAVINGS PLAN AND TRUST (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.


/s/ ARTHUR ANDERSEN LLP


Albuquerque, New Mexico
April 26, 2002

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                               As of December 31,



                                                                    2002               2001
                                                              ------------------ -----------------
Investments, at fair value:
   Shares of registered investment companies                  $     148,334,425  $    161,700,054
   PIMCO StocksPLUS Fund- Admin Class                                 2,248,670         1,390,386
   Public Service Company of New Mexico Common Stock Fund             5,101,593         6,049,127
   Participant loans                                                  5,477,202         5,782,441
                                                              ------------------ -----------------
         Total investments                                          161,161,890       174,922,008
                                                              ------------------ -----------------
Receivables:
   Employer contributions                                               623,386           485,020
   Employee contributions                                               314,901           335,180
                                                              ------------------ -----------------
         Total receivables                                              938,287           820,200
                                                              ------------------ -----------------
Net assets available for benefits                             $     162,100,177  $    175,742,208
                                                              ================== =================






                 The accompanying notes are an integral part of
                          these financial statements.

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2002



Additions to net assets:
   Investment income-
     Interest and dividend income                              $   3,694,092

   Contributions-
     Participants' contributions                                  12,068,391
     Employer's contributions                                      9,404,142
                                                               -------------

       Total contributions                                        21,472,533

   Other additions                                                        64
                                                               -------------

         Total additions                                          25,166,689
                                                               -------------

Deductions from net assets:
   Net depreciation in fair value of investments                  28,597,292
   Benefits paid to participants                                  10,156,941
   Administrative expenses                                            54,487
                                                               -------------

         Total deductions                                         38,808,720
                                                               -------------

         Net decrease in net assets available for benefits

Net assets available for benefits, beginning of year             175,742,208
                                                               -------------

Net assets available for benefits, end of year                 $ 162,100,177
                                                               =============



                 The accompanying notes are an integral part of
                          these financial statements.

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 2002 and 2001


NOTE 1 - Plan Description

     The following description of the PNM Resources, Inc. (the "Company") Master Employee Savings Plan and Trust (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

     General
     -------

     The Plan is a defined contribution plan covering all employees of the Company who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was amended and restated on May 28, 2001 to allow participants to direct their respective contributions into Company stock. Previous amendments effective January 1, 1998, provided for the following: immediate participation in the Plan by all employees upon employment; employees must complete one year of employment in order to receive a Company contribution; Company matching contributions of 75% of participant's contributions up to 6% of their eligible compensation (maximum contribution of 4.5%); an additional Company contribution of 3% of participant's eligible compensation, regardless of other Company matching contributions; immediate vesting in employee and employer contributions; addition of loan and hardship withdrawal features; portable benefits; expanded fund investment options; the sharing of Plan funding by the Company and employee and investment risk and/or benefit are with the employee.

     The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, including any Company match, and the rate of return on the investments (risk and benefit). Should an employee not participate in the matching contributions, a retirement benefit will be provided by the 3% non-matching contribution made by the Company. Should an employee take full advantage of the matching portions by contributing the 6%, a retirement benefit of 13.5% can be accrued each year along with any investment gain or loss.

     Contributions and Vesting
     -------------------------

     Eligible employees can contribute an amount up to 100%, but not less than 1%, of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code ("IRC") and the nature of the participant contribution. Participants are fully vested in their contributions and earnings thereon. There were no forfeitures during the Plan year.

     Benefits
     --------

     Upon termination of service for any reason, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution or a combination of a lump-sum payment and a direct rollover contribution to another qualified plan.

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 2002 and 2001


NOTE 1 - Plan Description (continued)

     Participant Accounts
     --------------------

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income and expenses and the participant's contribution. Allocations are based on participant account balances, as defined in the Plan document.

     Investment Options
     ------------------

     During the plan year ending December 31, 2002, participants were able to allocate their contributions among various investment options.

     Participant Loans
     -----------------

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years. Loans for the purchase of a primary residence may be repaid over a longer period of time, as determined by a committee established to administer the Plan (the "Committee"). All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Interest rates on outstanding loans at December 31, 2002 range from 5.62% to 10.00%.

NOTE 2 - Summary of Significant Accounting Policies

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Income Recognition
     ------------------

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Investment Valuation
     --------------------

     Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 2002 and 2001


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Risks and Uncertainties
     -----------------------

     Investments are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     The Vanguard International Growth Fund invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

     Administrative Expenses
     -----------------------

     The Company pays substantially all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Participant fees and administrative fees amounted to $54,487 during plan year 2002.

     Payment of Benefits
     -------------------

     Benefits are recorded when paid.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 2002 and 2001


NOTE 3 - Investments

     The fair market value of individual investments as of December 31, 2002 and 2001, that represent five percent or more of the Plan's net assets at the respective year-end dates are as follows:

                                                                    2002
                                                                 -----------
     Vanguard Treasury Money Market Fund                       $  23,112,933
     Vanguard Wellington Fund                                     21,374,921
     Vanguard PRIMECAP Fund                                       18,217,933
     Vanguard Windsor Fund                                        17,666,982
     Vanguard 500 Index Fund                                      15,196,429
     Vanguard Long-Term Treasury Fund Investor Shares              9,219,397
     Vanguard U.S. Growth Fund                                     8,141,036


                                                                    2001
                                                                 -----------
     Vanguard Treasury Money Market Fund                       $  22,740,052
     Vanguard Wellington Fund                                     21,452,522
     Vanguard PRIMECAP Fund                                       23,138,940
     Vanguard Windsor Fund                                        25,390,532
     Vanguard 500 Index Fund                                      18,765,279
     Vanguard U.S. Growth Fund                                    12,384,234

     During 2002 and 2001, the Plan's investments in assets other than temporary investments and participant loans (depreciated) and appreciated in fair value as follows:

                                                   2002              2001
                                               -------------    --------------
     Registered investment companies           $ (27,412,580)   $  (14,421,572)
     Company stock fund                             (865,688)           86,207
     Master trust                                   (319,024)         (201,047)
                                               --------------    -------------
                                               $ (28,597,292)   $  (14,536,412)
                                               =============    ==============

     The net depreciation in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

NOTE 4 - Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated October 27, 1997, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 2002 and 2001


NOTE 4 - TAX STATUS (continued)

     qualified status. A determination letter for the amendments has been requested but not yet received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator will take any necessary steps to maintain the Plan's tax qualified status in compliance with the applicable requirements of the Code and, therefore, believes that the Plan will remain qualified and the related trust will remain tax exempt.

NOTE 5 - Party-In-Interest Transactions

     The Plan presently holds shares of the Company's stock. The Plan was amended on May 28, 2001 to allow participants to invest their accounts in a company stock fund. In addition, certain Plan investments are shares of funds managed by Vanguard Group. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard Group, is the Trustee as defined by the Plan, and therefore, these transactions are party-in-interest transactions.

NOTE 6 - Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

NOTE 7 - SUBSEQUENT EVENT

     On April 7, 2003, the Plan changed its name to PNM Resources, Inc. Retirement Savings Plan. Effective January 1, 2004, the Company's non-elective contribution rate will change from 3% to a graduated rate based on age as follows:

            Under 40 years of age                3%
            40-44 years of age                   5%
            45-49 years of age                   6%
            50-54 years of age                   8%
            55 years of age or older             10%

                               PNM Resources, Inc.
                     Master Employee Savings Plan and Trust

              LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2002

                 Identity of Party Involved                  Description of Investment          Fair Value
---------------------------------------------------------  -----------------------------       ------------

  Vanguard Group:
*  Vanguard Treasury Money Market Fund                     Registered investment company      $ 23,112,933
*  Vanguard Wellington Fund                                Registered investment company        21,374,921
*  Vanguard PRIMECAP Fund                                  Registered investment company        18,217,933
*  Vanguard Windsor Fund                                   Registered investment company        17,666,982
*  Vanguard 500 Index Fund                                 Registered investment company        15,196,429
*  Vanguard Long-Term Treasury Fund                        Registered investment company         9,219,397
*  Vanguard U.S. Growth Fund                               Registered investment company         8,141,036
*  Vanguard Windsor II Fund                                Registered investment company         7,184,100
*  Vanguard Strategic Equity Fund                          Registered investment company         4,274,424
*  Vanguard Retirement Savings Trust                       Registered investment company         4,191,110
*  Vanguard International Growth Fund                      Registered investment company         4,049,338
*  Vanguard Short-Term Corporate Fund                      Registered investment company         3,379,726
*  Vanguard LifeStrategy Growth Fund                       Registered investment company         2,677,950
*  Vanguard Asset Allocation Fund                          Registered investment company         2,593,828
*  Vanguard LifeStrategy Moderate Growth Fund              Registered investment company         2,261,687
*  Vanguard Prime Money Market Fund                        Registered investment company         1,445,467
*  Vanguard LifeStrategy Income Fund                       Registered investment company           937,464
*  Vanguard LifeStrategy Conservative Growth Fund          Registered investment company           870,868
* Participant Loans                                        Loans                                 5,477,202
* Public Service Company of New Mexico Common Stock Fund   Company stock fund                    5,101,593
  PIMCO Funds: Total Return Fund; Administrative           Registered investment company         2,248,670
  PIMCO StocksPLUS Fund- Admin Class                       Master trust                          1,106,095
  Baron Growth Fund                                        Registered investment company           432,737
                                                                                               ------------
           Total investments                                                                  $161,161,890
                                                                                               ============

* Represents a party-in-interest.


                   The accompanying notes are an integral part
                               of this schedule.

Exhibits filed:
--------------

        23.1     Consent of Grant Thornton LLP.

        99.1     Explanation regarding Arthur Andersen LLP

SIGNATURE
---------

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                 PNM RESOURCES, INC.
                                       MASTER EMPLOYEE SAVINGS PLAN AND TRUST
                                          (now known as PNM Resources, Inc.
                                              Retirement Savings Plan)
                                                   (Name of Plan)


Date:   June 30, 2003             By:               /s/Alice Cobb
                                      ------------------------------------------
                                                      Alice Cobb
                                      Committee Chairperson, PNM Resources, Inc.
                                            Benefits Governance Committee